Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

April 11, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 10, 2025 The Nasdaq Stock Market (the "Exchange") received from Webull Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A Ordinary Shares, par value $0.00001 per share

Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Shares at an exercise price of $11.50 per share

Redeemable Incentive Warrants, each whole warrant exercisable for one Class A Ordinary Shares at an exercise price of $10.00 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration.

Sincerely,

Eun Ah Choi